File #82-666
Rule 12g3-2(b)



Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756 Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@sunshinecable.com

08001733

March 31, 2008

Office of International Finance
Attention: Listing Dept.
Securities & Exchange Commission
450 - 5th St. NW
Washington, DC 20549
USA
Phone: 202 272 3246 Fax: 202 272 2677

File #82-666 Rule 12g3-2(b)

SUPPL

Dear Sir or Madam;

Enclosed please find **one set of** the following information:

1. Interim Report
   Nine Month Report ended January 31, 2008, filed March 28, 2008
   Financial Statement and Interim Management Discussion and Analysis
2. Company News Releases since last filing:
   - February 19, 2008 – Receives soil sample results and additional trench assays
   - February 20, 2008 – Received Minnie Moore Drill Results, Plans 2008 Drill Program
3. Other:
   - Fact Sheet (December 12, 2007) – one page information sheet.

Yours truly,
KETTLE RIVER RESOURCES LTD.

Ellen Clements, President and Director
Encl.

dw 4/16

C:\Documents and Settings\HP_Administrator\Desktop\KRR\compliance-mailout-ltrs\Current 010107-to-\Ltr-A-033108.doc
3/28/2008



Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

3rd quarter
January 31, 2008

(Unaudited – Prepared by Management)

Note to Reader
These interim financial statements for the nine months ended January 31, 2008 have been prepared by management and have not been subject to review by the Company's auditors.

Statement 1

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds

Unaudited – Prepared by Management

	January 31, 2008	April 30, 2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 140,666	$ 57,402
Guaranteed investment certificate	400,000	Nil
Accrued interest and other amounts receivable	274,714	8,562
Marketable securities (Note 3)	74,098	74,098
Prepaid expenses	1,488	3,416
	890,966	143,478
Reclamation Bond	5,000	5,000
Property, Plant and Equipment (Note 4)	64,543	66,945
Mineral Properties (Note 5)	3	3
Cash and cash equivalents	$ 960,512	$ 215,426
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 52,390	$ 101,464
Shareholders' and director's loans (Note 8)	92	360,582
Loan payable (Note 9)	Nil	304,853
	52,482	766,899
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (Note 6)	13,191,992	10,880,739
Contributed Surplus (Note 6f)	800,953	265,351
Deficit accumulated in the exploration stage – Statement 2	(13,084,915)	(11,697,563)
	908,030	(551,473)
	$ 960,512	$ 215,426

ON BEHALF OF THE BOARD:

"Ellen Clements"

Ellen Clements, Director

"Larry Widmer"

Larry Widmer, Director

See accompanying notes to financial statements

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Loss and Deficit

Canadian Funds

Unaudited – Prepared by Management

	For three months ended January 31, 2008	2007	For nine months ended January 31, 2008	2007
MINERAL EXPLORATION ACTIVITIES				
Exploration costs	$ 393,965	17,154	$ 1,183,525	$ 423,768
Less: Government Assistance	Nil	7,098	Nil	(48,191)
	393,965	24,252	1,183,525	375,577
ADMINISTRATIVE COSTS				
Accounting, audit & legal	10,366	26,593	36,559	55,366
Advertising, promotion & printing	5,635	1,863	21,476	22,876
Amortization	112	141	338	423
Financial consulting	2,500	9,000	7,500	9,000
Licenses, insurance, and transfer agent fees	5,070	6,373	36,373	21,122
Management, salary & wages (net of recoveries)	16,682	13,332	43,320	27,759
Office & sundry	2,128	13,211	10,481	14,818
Office building expenses	1,465	1,460	4,279	5,085
Stock compensation expense	17,136	31,036	51,407	93,107
Telephone	1,060	656	1,971	1,406
Travel and accommodation	10,714	3,632	21,087	10,155
	72,868	107,297	234,791	261,117
OTHER EXPENSES (INCOME)				
Gain on sale of securities	Nil	(912)	Nil	(22,059)
Gain on disposal of capital assets	Nil	Nil	Nil	(1,502)
Interest and US Exchange adjustment	(4,341)	(3,427)	(7,652)	(4,402)
Proceeds from Naket settlement (Note 5e)	Nil	Nil	(23,312)	Nil
	(4,341)	(4,339)	(30,964)	(27,963)
GAIN (LOSS) FOR THE PERIOD	(462,492)	(127,210)	(1,387,352)	(608,731)
DEFICIT, BEGINNING OF PERIOD	$ 12,622,423	$ 10,081,203	$ 11,697,563	$ 9,599,682
Resale of Treasury Shares		616,879		616,879
DEFICIT, END OF PERIOD	$ 13,084,915	10,825,292	$ 13,084,915	$ 10,825,292
Gain (Loss) per share, basic and diluted	($ 0.02)	($ 0.01)	($ 0.06)	($ 0.06)
Weighted average number of Shares outstanding	27,326,575	11,055,524	22,379,050	11,046,249

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Cash Flows

Canadian Funds

Unaudited – Prepared by Management

	For three months ended January 31,		For nine months ended January 31,	
	2008	2007	**2008**	2007
Cash Flows from Operating Activities				
Gain (Loss) for the period	**($462,492)**	($127,210)	**($1,387,352)**	($608,731)
Add: Items not involving cash				-
Amortization	**801**	912	**2,401**	2,738
Gain on sale of Securities	-	(912)	-	(22,059)
Gain on disposal of capital assets	-	-	-	(1,502)
Stock compensation	**17,136**	31,036	**51,407**	93,107
	(444,555)	(96,174)	**(1,333,544)**	(536,447)
Changes in non-cash working capital items:				
Decrease (increase) in prepaid amounts	**1,759**	1,911	**1,928**	2,323
Decrease (increase) in accounts receivable	**(133,770)**	45,481	**(266,153)**	(11,996)
Advance for future Private Placement	-	-	-	-
Increase (decrease) in amounts due to director(s)	**(4,146)**	4,431	**(360,490)**	4,847
Increase (decrease) in Loan payable	-	-	**(304,853)**	-
Increase (decrease) in accounts payable	**9,921**	(5,292)	**(49,074)**	321,220
	(570,791)	(49,643)	**(2,312,186)**	(220,053)
Cash Flows from Financing Activities				
Shares issued for cash	**413,750**	-	**2,795,450**	-
Treasury shares resold for debt	-	81,975	-	81,975
	413,750	81,975	**2,795,450**	81,975
Cash Flows from Investing Activities				
Acquisition of capital assets	-	-	-	-
Proceeds from sale of securities	-	1,120	-	24,554
Proceeds from sale of capital assets	-	-	-	1,505
	-	1,120	-	26,059
Increase (decrease) in Cash	**(157,041)**	33,452	**483,264**	(112,019)
Cash, and term deposits, beginning of period	**697,707**	62,654	**57,402**	208,125
Cash and term deposits, end of period	**$ 540,666**	96,106	**$ 540,666**	$ 96,106
Supplementary Schedule				
Amortization of capital assets to mineral properties	**$ 688**	772	**$ 2,064**	$ 2,316
Non-monetary transactions				
Stock compensation	**$ 17,136**	31,036	**$ 51,407**	$ 93,107

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
for the nine months ended January 31, 2008 and 2007
Canadian Funds *Unaudited – Prepared by Management*

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

The Company has working capital of $838,484 as at January 31, 2008 and has accumulated losses of $13,084,915. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 27,716,711 for net proceeds of $13,191,992 averaging $0.479 per share. The share price at January 31, 2008 was $0.235 - $0.245 Cdn.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements as at April 30, 2007.

3. MARKETABLE SECURITIES

	January 31, 2008	April 30, 2007
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	$ 74,098	$ 76,592
Disposals during the period	Nil	2,494
Closing balance – lowest recorded market price	$ 74,098	$ 74,098

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method. New Nadina has two directors in common with the Company. The Company on January 31, 2008, owned 1,782,582 New Nadina common shares. The quoted market value of the common shares was $0.235 on January 31, 2008.

4. PROPERTY, PLANT AND EQUIPMENT

				January 31, 2008	April 30, 2007
	Amortization Rate	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land		$10,000	$ -	$10,000	$ 10,000
Paving	8%	4,861	2,835	2,026	2,155
Buildings	4%-5%	86,401	37,224	49,177	50,698
Mining equipment	30%	117,557	116,135	1,422	1,835
Office equipment	20%	53,972	52,055	1,917	2,255
Trailer	30%	8,890	8,888	2	2
		$281,681	$ 217,137	$ 64,544	66,945

5. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)
for the nine months ended January 31, 2008 and 2007
Canadian Funds
Unaudited – Prepared by Management

5. MINERAL PROPERTIES *- continued*

Exploration Expenditures by Property For the period ended January 31, 2008	Greenwood Area	DHK NWT	Silica Quarry 50%	Total
Amortization	$ 2,064	$ -	$ -	$ 2,064
Assaying	48,273			48,273
Assessment, filing fees, membership	11,718	250		11,968
Direct charges – wages	27,000	7,600	75	34,675
Exploration costs 1)	369,424	716,887		1,086,311
Field Supplies	615			615
Property costs & acquisition	494			494
Storage (samples& equipment)	8,265			8,265
Property and Mineral taxes	1,578			1,578
Travel & accommodation	1,182	3,100		4,282
Subtotal:	$ 470,613	$ 727,837	$ 75	$1,198,525
Less: Recovered Property Costs	(15,000)	-	-	(15,000)
TOTAL:	$455,613	$ 727,837	$ 75	$1,183,525

Exploration Expenditures by Property For the period ended January 31, 2007	Greenwood Area	DHK NWT	Silica Quarry 50%	Total
Amortization	$ 2,316	$ -	$ -	$ 2,316
Assaying	3,311	-	-	3,311
Assessment, filing fees, membership	2,968	-	-	2,968
Direct charges – wages	5,400	9,450	100	14,950
Exploration costs 1)	9,424	375,730	-	385,154
Field Supplies	106	-	-	106
Legal & miscellaneous	535	-	-	8,059
Property costs & acquisition	116	7,524	-	116
Storage (samples & equipment)	3,842	-	-	3,842
Property and Mineral taxes	1,613	-	-	1,613
Travel & accommodation	873	460	-	1,333
Subtotal:	$ 30,504	$ 393,164	$ 100	$423,768
Less: Government Assistance	(48,191)			(48,191)
Total:	$ (17,687)	$ 393,164	$100	$ 375,557

1) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; physical work, sampling and allocation of office and overhead expenses relating to exploration activities.

   The DHK exploration costs represent what the Company has paid for its share of all related exploration program costs on the WO and Pellatt Lake claim blocks in the Northwest Territories.

a) **GREENWOOD AREA** - Southern BC:

   The Company owns a 100% interest in certain properties comprising 476 units (approximately 10,000 hectares) of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia. The Company is actively exploring for gold, silver, other base metals and industrial mineral potential. Properties within the Greenwood Area include Phoenix (Battle Zone), Bluebell (Minnie Moore), Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) **DHK DIAMONDS INC.** – Northwest Territories:

   DHK Diamonds Inc. ("DHK") is a private company incorporated and registered in the Northwest Territories, currently owned by Kettle River Resources Ltd. (43.37%), Dentonia Resources Ltd. ("Dentonia") (43.37%), and Horseshoe Gold Mining Inc. ("Horseshoe") (13.26%). Operations and funding provisions of DHK are governed by a 1992 Shareholders' Agreement where each shareholder appoints two directors to the board and certain activities require 75% board approval.

5. MINERAL PROPERTIES, continued

c) **DHK DIAMONDS INC.** – Northwest Territories: - continued

WO Joint Venture -

DHK has a 10.774% contributing interest in the WO Joint Venture operated by Peregrine Diamonds Ltd. ("Peregrine"). The WO JV is undergoing a bulk sample with results to determine grade and diamond value expected before the end of 2007. The results are necessary in determining production feasibility.

Pellatt Lake Property

The Pellatt Lake claim block is located north of Yellowknife and in proximity of the Ekati Diamond Mine. DHK owns 100% interest in the Pellatt Lake Claim Block and is subject to an agreement with Peregrine Diamonds Ltd. Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by drilling selected targets identified through the Falcon gravity gradiometer surveys. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option to earn another 14% by completing a 100 tonne bulk sample within 4 years. A further 10% of a vested area can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine pays all expenses with the exception of the annual fees on three mineral leases.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,500 acres) explored for diamond potential, owned (57.49%) and operated by New Nadina Explorations Limited. During the 2007 program, an additional kimberlite (Genie) was added to the three new kimberlites discovered in 2006. Micro diamond results from tested kimberlites have returned positive results to date.

d) **SILICA QUARRY** - Saskatchewan:

The Company holds a 50% participating interest in a Silica Quarry Lease in Saskatchewan. The lease expires in December 2009. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

e) **NAKET - Nunavut: 50%:**

This property was written off as of April 30, 2007.

The Company, jointly with New Nadina Explorations Limited ("New Nadina") has allowed the property to lapse including the agreement dated August 1, 2000 with Kennecott Canada Ltd. ("Kennecott") under which, in consideration of providing the joint venture with certain exploration data, Kennecott for a period of five years following the transfer of data is entitled to a royalty of 1% of net smelter returns on production of diamonds or metal products from properties within the area of interest.

Each of the venturers bore 50% of all acquisition, exploration and other costs. In accordance with an arrangement made between them, Kettle River spent $80,000 more that New Nadina for exploration on the Naket project during 2001. In order to maintain its 50% interest in the project, New Nadina, at its option could spend, during future phases of project, an equal amount being $46,624.

In April 2007, the project consultant reported that all samples from the 2006 program of till sampling test for indicator minerals were barren and no further work is planned. A settlement in regard to the unspent balance of $46,624 was negotiated. A settlement of 50 cents on the dollar was accepted and $23,312 has been paid to Kettle River to clear this obligation.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the nine months ended January 31, 2008 and 2007
Canadian Funds
Unaudited – Prepared by Management

6. SHARE CAPITAL

a) **Authorized**: 50,000,000 common shares without par value

b) Issued and fully paid:	No. of Shares		Proceeds	Value
Balance after repurchased shares at April 30, 2006	**11,041,611**			**$ 9,886,361**
Issued during period:				
Repurchased Shares issued - Debt Settlement (Dec 5/06)	256,000	(i)		698,854
Private Placement - February 21, 2007	2,750,000	(ii)	$412,500	299,124
Private Placement Finder Fee shares	176,000	(ii)		(3,600)
Balance at April 30, 2007	**14,223,611**			**$ 10,880,739**
Issued during period:				
Private Placement closed August 2, 2007 (May 24, 2007 and July 20, 2007)	5,233,100	(iii)	$1,011,700	723,619
Private Placement & Finders Fees - June 13, 2007	2,000,000	(iv)	$379,000	379,000
Private Placement & Finders Fees – Sept 24, 2007	2,107,500	(v)	$411,000	313,564
Private Placement & Finders Fees – Oct 31, 2007	1,860,000	(vi)	$425,000	326,320
Warrants exercised October 29, 2007	620,000	(vii)	$155,000	155,000
Warrants exercised November 13, 2007	662,500	(viii)	$161,250	$161,250
Warrants exercised November 26, 2007	990,000	(ix)	247,500	247,500
Warrants exercised January 16, 2008	20,000	(x)	5,000	5,000
Balance at January 31, 2008	**27,716,711**		**$2,795,450**	**$ 13,191,992**

(i) On December 5, 2006 the TSX Venture Exchange accepted the Company's proposal to settle outstanding debt in the amount of $81,975 for 256,000 shares which had been previously acquired by the Company. This results in $616,879 adjustment to the deficit.

(ii) The Company closed the $412,500 non-brokered private placement announced January 25, 2007 having received TSX Venture Exchange acceptance on February 21, 2007 with the issuance of 2,750,000 shares at $0.15 per share and warrants exercisable at $0.25 expiring Feb. 21, 2008. Finders' fees of $3,600 and 176,000 in common shares were paid. [Proceeds of $412,500 were allocated $299,124 to shares and $113,376 to warrants (Note 6 (f))]. The hold period expired June 25, 2007.

(iii) On August 2, 2007 the company completed the Non-Brokered Private Placement referenced in News Releases March 26, 2007, April 24, 2007, and TSX Venture final approval on July 26, 2007. Issued were 5,233,100 units that included 5,058,500 subscriber units and 174,600 Finders' Fees units for total proceeds of $1,011,700. Each unit contains one common share at $0.20 and one non-transferable warrant exercisable for one year from date of closing, to purchase a common share of the Company at a price of $0.30. Insiders of the Company subscribed to 781,000 units. The four-month hold on 2,800,100 units expired Sept. 25, 2007 with warrants expiring May 24, 2008. The 2,433,000 units four month hold period expired November 21, 2007 with warrants expiring July 21, 2008. [Proceeds of $1,011,700 were allocated $723,619 to shares and $288,081 to warrants (Note 6 (f))]. The hold period expired September 25, 2007 and November 21, 2007.

(iv) On June 13, 2007, the company closed the Private Placement referenced in News Releases May 14, 2007 and May 23, 2007 having received TSX Venture approval under Submission#126039 on June 13, 2007. Related to this non-brokered financing, the Company issued 2,000,000 "Flow Through" shares. In addition to $21,000 paid to finders, 175,000 broker warrants were issued exercisable to purchase one common share of the Company at a price of $0.20 expiring June 14, 2008 with net proceeds of $379,000. The four-month hold period expired October 15, 2007.

(v) On September 4, 2007 the company announced the Non-Brokered Private Placement referenced in News Releases and TSX Venture final approval on September 24, 2007. Issued were 2,107,500 units that included 2,055,000 subscriber units and 52,500 Finders' Fees units for total proceeds of $411,000. Each unit contains one common share at $0.20 and one non-transferable half warrant. Two half warrants are exercisable for two years from date of closing, to purchase a common share of the Company at a price of $0.35. September 24, 2007, issued 1,516,000 units with four-month hold expired January. 25, 2008, with warrants expiring September 24, 2009. October 3, 2007, issued 591,500 units with four-month expiring February 4, 2008, with warrants expiring October 5, 2009. [Proceeds of $411,000 were allocated $313,564 to shares and $97,436 to warrants (Note 6 (f))]. The four-month hold period on 1,516,000 expired January. 25, 2008 and on 591,500 expiring February 4, 2008.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the nine months ended January 31, 2008 and 2007
Canadian Funds
Unaudited – Prepared by Management

6. SHARE CAPITAL – continued

b) Issued and fully paid: - continued

(vi) The Company closed the $400,000 non-brokered private placement announced October 5, 2007 having received TSX Venture Exchange acceptance on October 31, 2007 with the issuance of 1,700,000 shares at $0.25 per share and warrants exercisable at $0.40 expiring October 5, 2009. In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than 60 cents per share for a period of 20 consecutive trading days, at any time after four months and one day subsequent to the closing date, an accelerated 30 day expiry date will be in effect. Finders' fees of 160,000 in units were paid. [Proceeds of $425,000 were allocated $326,320 to shares and $98,680 to warrants (Note 6 (f))]. The four month hold period expiring March 14, 2008.

(vii) Warrants were exercised October 29, 2007:

- At $0.25 to issue 415,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007
- At $0.25 to issue 205,000 common shares of the Company reserved in the private placement which was accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment to re-pricing for filing by the TSX Venture Exchange on May 7, 2007

(viii) Warrants were exercised November 13, 2007:

- At $0.25 to issue 575,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment as to re-pricing on May 7, 2007.
- At $0.20 to issue 87,500 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on June 13, 2007.

(ix) Warrants were exercised November 26, 2007:

- At $0.25 to issue 340,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007.
- At $0.25 to issue 610,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on May 7, 2007.
- At $0.25 to issue 40,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on December 1, 2005 and accepted amendment as to reprising on May 7, 2007.

(x) Warrants were exercised January 16, 2008:

- At $0.25 to issue 20,000 common shares of the Company reserved in the private placement accepted for filing by the TSX Venture Exchange on February 21, 2007.

c) Warrants:

	Number	Price/share	Value	Expiry
Issued December 5, 2005 *	1,530,000	$0.25	$382,500	December 4, 2007
Issued February 22, 2007	2,750,000	$0.25	$687,500	February 22, 2008
Issued May 24, 2007	2,800,100	$0.30	$840,030	May 24, 2008
Issued June 14, 2007 **	175,000	$0.20	$35,000	June 14, 2008
Issued July 20, 2007	2,433,000	$0.30	$729,900	July 20, 2008
Issued September 24, 2007	758,000	$0.35	$265,300	Sept 24, 2009
Issued October 3, 2007	295,750	$0.35	$103,512	October 5, 2009
Issued November 13, 2007 ***	930,000	$0.40	$372,000	November 16, 2009
Exercised Oct 29/07 to Jan 16/08	(2,205,000)	$0.25	(551,250)	
Exercised Nov 13/07	(87,500)	$0.20	(17,500)	
Expired December 4, 2007	(100,000)		(25,000)	
Balance January 31, 2008	**9,279,350**		**$2,821,992**	

* On November 7, 2006 TSX Venture Exchange approved extending the expiry date of 1,530,000 warrants to December 4, 2007 and on July 3, 2007 approved re-pricing them from 75 cents to 25 cents. The re-pricing is subject to the forced exercise provision: "If the closing price for the company's shares is 31 cents or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise the warrants will expire on the 31st day." These warrants pertain to Dec. 1, 2005 non-brokered private placement of 1.53 million shares.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the nine months ended January 31, 2008 and 2007
Canadian Funds
Unaudited – Prepared by Management

6. SHARE CAPITAL – continued

c) **Warrants:** - continued

** 175,000 broker warrants, exercisable to purchase one common share of the Company at a price of $0.20 were issued on June 14, 2007 and will expire June 14, 2008.

*** In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than 60 cents per share for a period of 20 consecutive trading days, at any time after four months and one day subsequent to the closing date, an accelerated 30 day expiry date will be in effect.

d) **Share purchase options:**

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. October 27, 2005 the Company granted 350,000 director options at an exercise price of $0.25 for a period of five years. The closing market share price on the business day immediately prior to the grant date was $0.43. On April 11, 2007 Options for 650,000 shares were granted at an exercise price of $0.20 for a period of five years to directors. The closing market share price on the business day immediately prior to the grant date was $0.20.

As at January 31, 2008 there were 1,000,000 (January 31, 2007 - 450,000) options outstanding.

Summary of the Company's options at January 31, 2008:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding April 30, 2007	Price per share	Expiry date
October 27, 2005	450,000	Nil	100,000	350,000	1) $0.25	October 27, 2010
April 11, 2007	650,000			650,000	$0.20	April 11, 2012
	1,100,000	Nil	100,000	1,000,000	**Balance**	

1) On April 30, 2007 the TSX Venture Exchange accepted amendments to stock option agreements dated October 27, 2005 reducing the exercise price from $0.50 to $0.25 approved by disinterested shareholders at the Annual General Meeting on October 15, 2007.

As of January 31, 2008 - 566,667 options have vested.

e) **Stock based compensation**

The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	April 11,2007
Average risk free interest rate	4.04 %
Average expected option life	5 years
Stock volatility – based on trading history	107 %
Dividend payments during life of option	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

On April 11, 2007 650,000 options were granted to purchase shares at $0.20 per share. The total value was calculated to be $102,815 on the grant date. Since the options were granted under a graded vesting schedule, $51,407 of the fair value has been recorded in the Company accounts for the period.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the nine months ended January 31, 2008 and 2007
Canadian Funds
Unaudited – Prepared by Management

6. SHARE CAPITAL, continued

f) Contributed Surplus

Details are as follows:

		2008		2007
Balance – Beginning of year	$	265,351	$	62,071
Value of warrants (1) *(Note 6, iii, v, vi)*		484,195		-
Transferred to share capital upon exercise of options		-		-
Fair value of stock-based compensation *(Note 6e)*		51,407		31,036
Balance – End of year	$	800,953	$	93,107

(1) The Black-Scholes Option Pricing Model below was used in estimating the fair value of warrants as follows.

	May 24, 2007	July 20, 2007	Sept 24, 2007	Oct 10, 2007	Nov 13, 2007
Stock Price	$ 0.21	$ 0.17	$ 0.195	$ 0.325	$ 0.245
Exercise Price	$ 0.30	$ 0.30	$ 0.35	$ 0.35	$ 0.40
Expected life of warrants in years	1.00	1.00	2.00	2.00	2.00
Risk free interest rate	4.08 %	4.08 %	4.08 %	4.08 %	4.08 %
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Expected Stock volatility	110%	110%	94.54%	83.09%	102.21%
Number of warrants granted	2,800,100	2,433,000	758,000	295,750	930,000

7. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest. As at January 31, 2008, $92 is owed.
For the period ended January 31st the Company incurred the following expenses with related parties:

		2008		2007
To directors for telephone and office to offset expenses incurred in conducting company affairs	$	5,400	$	5,400
To a director who is the president for management and assists with certain exploration related tasks and for storage facilities (exploration equipment and samples).		58,025		57,400
To directors who are not employees, for administration.		27,000		24,100
To a director who is a geological engineer for consulting services.		400		Nil
Total	$	90,825	$	86,900

During the period $25,976 was recovered from a company that has two common directors for office and secretary expenses and reimbursement of expenses.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

8. SEGMENTED INFORMATION

No segmented information is presented because the Company has no recent logging operations and the Company is solely involved in mineral exploration

9. SUBSEQUENT EVENTS:

News Releases details below are in the MD&A report to be read in conjunction with this Financial Statement:

DIRECTORS AND POSITIONS:

Ellen Clements *, President and CEO
Larry Widmer, BComm, Corporate Secretary and CFO,
Gerald Rayner, Geol., P.Eng. *
Stephen Levano, BA, MBA *

* Members of the Audit Committee



Kettle River Resources Ltd.

(An Exploration Stage Company)

Nine months to January 31, 2008

Management Discussion & Analysis

March 26, 2008

Note to Reader

The interim financial statements for the nine months ended January 31, 2008 have been prepared by management and have not been subject to review by the Company's auditors. The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs.

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

March 26, 2008

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify, evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no significant mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and any references to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Mineral Project Activity

Exploration expenditures by property for the period ended January 31, 2008

	Greenwood Area	DHK - NWT	Silica Quarry 50%	Total
Amortization	$ 2,064	$ -	$ -	$ 2,064
Assaying	48,273			48,273
Assessment, filing fees, membership	11,718	250		11,968
Direct charges – wages	27,000	7,600	75	34,675
Exploration costs	369,424	716,887		1,086,311
Field supplies	615			615
Property costs & acquisition	494			494
Storage (samples& equipment)	8,265			8,265
Property and Mineral taxes	1,578			1,578
Travel & accommodation	1,182	3,100		4,282
Sub-total:	$ 470,613	$ 727,837	$ 75	$ 1,198,525
Less: Recovered property costs	($15,000)			($15,000)
TOTAL:	$ 455,613	$ 727,837	$ 75	$ 1,183,525

During the nine month period ended January 31, 2008 a total of $1,198,525 (2007 - $423,768) was spent on mineral property activities as shown in the above table.

Third Quarter Update: EXPLORATION ACTIVITIES

Kettle River's main objective is to make a mineral deposit discovery. Land holdings are focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.



DHK Diamonds Inc: (DHK) Lac de Gras area – Northwest Territories

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. The property was optioned to Kennecott Canada Exploration Inc. (KCEI), carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing. Diamonds were found in most kimberlites tested. Only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate mine potential where 1994 bulk sampling was conducted with disappointing results. KCEI returned the property to DHK in 2000 retaining a 1% Gross Overriding Royalty (GORR). DHK entered into various agreements of varying interest, with Archon Minerals Ltd., BHP Billiton Diamonds Inc. and currently Peregrine Diamonds Ltd. The WI and DHK Claim Blocks were abandoned.

The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine. In 2000, DHK acquired the Pellatt Lake property, which contained a diamondiferous dyke like kimberlite, from Kennecott Canada Explorations Inc, (KCEI). KCEI retains a gross overriding royalty of 1% on these claims. DHK took PC9, PC10 and PC13 to lease and are currently responsible for the annual lease fees. An existing agreement gives Peregrine Diamonds Ltd. (Peregrine) to right to earn a 51% interest by flying Falcon gravity gradiometer surveys and drilling selected targets. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option, within 4 years of vesting, to earn another 14% by completing a 100 tonne bulk sample. A further 10% can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

The Company, in January 2008, increased its shareholdings in DHK Diamonds Inc. to 43.37% from 42.5% due to contributing 50% of funds to meet the DHK portion of the WO JV cash calls.

The Company reports contributions to budgets as exploration costs. During the period ended January 31, 2008 costs of $727,837 (2007 - $393,164) were incurred: Exploration costs of $716,887 (2007 - $375,730) and $7,600 (2007 – $9,450) for management and related expenses, and $3,100 (2007 - $460) for administrative travel costs.

WO (DO27) Joint Venture – (Peregrine Diamonds Ltd., Archon Minerals Ltd., DHK Diamonds Inc.)

DHK Diamonds Inc. has a contributing 10.77% interest in the WO diamond project. Peregrine Diamonds Ltd. ("Peregrine"), the operator since 2005 bulk sampled to test the economics and feasibility of the DO27 kimberlite with approximately $58 million spent to date. The average modelled value of 2,075 carats worth of diamonds recovered from the nine-hectare DO-27 kimberlite pipe ranged from $43 (U.S.) to $70 (U.S.) per carat, with a base case average of $51 (U.S.) per carat. These valuation results, along with updated grade and geological information, will be used by Peregrine and AMEC Americas Ltd. to complete the preliminary technical assessment ("PTA") report, which will investigate the current economic potential of DO-27. News releases on the Company website contain the details and a list of the more important diamonds.

The operator has reported a current surplus of JV funds and does not anticipate a budget proposal nor cash call until after the PTA report has been produced, expected before the end of the second quarter 2008.

Pellatt Lake Property:

Peregrine reported that 162 heavy mineral samples were collected and during the period a single diamond drill hole tested three high priority anomalies drilling a total of 497 meters. No kimberlite was encountered.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras:

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,500 acres), majority owned (57.49%) and operated by New Nadina Explorations Limited (New Nadina). Another kimberlite discovered in 2007, Genie has been added to the three 2006 kimberlite discoveries where micro diamonds returned positive results. Results from the RIP pipe 2007 sample are posted on the nadina.com website. In addition, Kettle River owns 1.7 million free trading shares of New Nadina.



SASKATCHEWAN – 50%

The Nipikamew silica sand quarry in Saskatchewan remains in good standing and the quarry production potential that is dependant on market demand continues to be reviewed. The property is approximately 41 acres and under lease which currently expires in December 1, 2009 and is subject to an annual rental of $2 per acre. Each partner records individual expenses as incurred. The Company feels there is potential to test and market the silica potential on this property. During the year $75 (2007 - $100) was expended on research.

GREENWOOD MINING DIVISION – SOUTHERN BRITISH COLUMBIA: 100%

Greenwood Area Expenditure breakdown by property for the period ended January 31, 2008

	2007 Exploration Program	Phoenix	Arcadia	Bluebell	Tailings	Niagra	Tam O'Shanter	Hass	Greenwood Area TOTAL
Amortization	$ -	$ 516	$ -	$ 516	$ -	$ -	$ 1,032	$ -	$ 2,064
Assaying	48,273	-	-	-	-	-	-	-	48,273
Assessment/Recording	-	6,851	511	3,811	110	435	-	-	11,718
Direct charges – wages	15,400	7,700	-	2,800	1,100	-	-	-	27,000
Exploration costs	369,024	175	-	125	-	-	-	100	369,424
Field supplies	615	-	-	-	-	-	-	-	615
Property costs & acquisition	-	-	-	-	494	-	-	-	494
Storage (samples& equipment)	3,402	1,911	-	1,041	-	-	1,911	-	8,265
Property & Mineral taxes	-	1,229	-	349	-	-	-	-	1,578
Travel & accommodation	1,182	-	-	-	-	-	-	-	1,182
Sub-total:	$ 437,896	$ 18,382	$ 511	$ 8,642	$ 1,704	$ 435	$ 2,943	$ 100	$470,613
Less: Recovered Property costs	-	(15,000)	-	-	-	-	-	-	(15,000)
TOTAL:	$ 437,896	$ 3,382	$ 511	$ 8,642	$ 1,704	$ 435	$ 2,943	$ 100	$455,613

The Greenwood Area Properties are grouped according to geographical area and accounting purposes. At this time, the 2007 Exploration Program is segregated for reporting purposes where work was conducted on the Phoenix and Bluebell areas. A team of four prospectors, under the supervision of Linda Caron, MSc, PEng commenced work in early May by following up encouraging soil geochemistry results in selected areas. Four separate zones of interest (Battle, Bullion, Homestake and Minnie Moore) were discovered in the 2007 program. Follow-up trenching results on the Bullion and Homestake provided little encouragement with no follow up planned. Efforts in 2007 were dedicated to testing the Minnie Moore zone where high values were encountered.

Significant properties designated for 2008 exploration within the Greenwood Area Properties are the Minnie Moore epithermal and the Battle Zone:

Greenwood Area Properties

Of the 55 Crown Grants and Mineral Lease tenure covering the Phoenix Mine Area, this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. There is a Marble prospect quarry lease within this area. During the period a total of $18,382 was expended (2007 - $15,474). Recording of work programs and generation of reports with wage costs of $7,700 (2007 – $2,800). An amount of $15,000 was received from another company during the period as compensation for access and has been recorded as a property cost recovery.

Limited exploration was conducted on the Bluebell-Summit property other than work conducted on the Minnie Moore and costs of $8,642 (2007 - $11,052) relate to sample and core storage, mineral taxes and wage costs. The Minnie Moore showing is located within the Bluebell Group and due to the significance of the discovery, 2007 exploration program expenditures have been segregated for current reporting:

2007 Exploration Program

The $437,895 2007 Exploration Program expenditure reported relates mainly to mapping, prospecting, sampling, soil sampling, geophysics, assaying, and trenching in the selected areas. Some drilling costs, assays and other related costs have been paid subsequent to the January 31st financial reporting.



Battle Zone:

Situated less than a kilometer from the former Phoenix Minesite, mineralization occurs as stock working pyrite-quartz veinlets and as semi-massive pyrite-quartz shear zones within the same rocks that hosted the Phoenix deposit. Pyrite mineralization with elevated gold has been found in outcrop, subcrop and in shallow historic exploration pits, intermittently over an area of 250 meters by 850 meters. Road building for drill access along with further sampling and detailed geological mapping and representative chip sampling has been completed in preparation for 2008 drilling. The 2008 program includes drilling, expected to commence in mid May, and further prospecting of this area.

Soil geochemistry in this area shows a large area of anomalous gold plus/minus arsenic in soils. During 1991, a single drill hole by Battle Mountain (Canada) Inc. was drilled to test a small portion of the Battle zone. This hole intersected several zones of elevated gold, including 14.7 g/t Au (0.43 oz/t Au) over 0.4 meters, 8.54 g/t Au (0.25 oz/t Au) over 0.7 meters, 3.63 g/t Au (0.11 oz/t Au) over 0.7 meters and 3.36 g/t Au (0.10 oz/t Au) over 1.0 meter. Apart from this single 1991 drill hole, the Battle zone is untested by drilling. Select grab sample results are published in the Feb 20, 2008 news release – Sedar and website.

Minnie Moore – Gold-Silver Epithermal Discovery confirmed by significant high grade silver assays:

This is a new discovery and untested by any previous exploration. High silver values, 2,027 grams per tonne ("g/t"), encouraging gold values of 3.3 g/t, plus elevated base metals were found in a select grab sample during the spring 2007 prospecting program. Subsequent trenching exposed a limestone-hosted epithermal siliceous breccia zone confirmed by chip sample assays of sample line 3 in the first trench returning values of 1,044 g/t silver (30.5 oz/t Ag) and 2.71 g/t Gold (0.08 oz/t Au) over 6.2 meters (20.3 feet) on the then exposed vein. Five lines of samples across the vein were taken, at intervals, over a strike length of 40 meters (131 feet). Sample line 3 included 1,469 g/t Ag (42.9 oz/t Ag) and 3.95 g/t Au (0.12 oz/t Au) over 4.2 meters (13.8 feet).

The results from the 10 hole, 1485 meter diamond drill program at the Minnie Moore zone, completed during the fall of 2007 showed several zones of silicification, quartz-carbonate veining and argillic or advanced argillic alteration. Analytical results failed to return values of similar silver and gold tenor to those from trenching. The best result, in hole MM07-5, was a 2 meter interval which returned 66.0 g/t Ag (1.9 oz/t Ag) and 0.2 g/t Au (0.005 oz/t Au). (see KRR news release Feb 20, 2008)

Surface vein exposures, trace element geochemistry, and strength and extent of alteration seen in drill core, all suggest that the Minnie Moore vein is part of a large epithermal system. Drilling beneath the trenched vein exposures showed that the vein is cut-off at a depth of less than 10 meters below surface by a 50 meter thick post-mineral sill. Drilling tested for the vein beneath the sill, over a strike length of less than 100 meters to the north only from the trenches. Deeper drilling is required to test for the vein at depth beneath the sill, under the Trench1/3 and Trench 2 exposures. Drilling is similarly required to test for the vein to the south of the trenched exposures. Recently received results from a fall 2007 soil geochemical survey (see KRR news release, Feb 19, 2007) also show several targets for drill testing to the south of the trenches, as well as further north.

Additional excavation and sampling were completed in October 2007 with further assays pending. Results are presented in the Feb 19, 2008 news release.

Bids have been received for a minimum 4000 meter diamond drill program on the Greenwood Area properties. Drilling will begin in May 2008 and will test the Minnie Moore and Battle zones. Where accessible, trenching is planned to test portions of the Minnie Moore strike south of the existing pit.

Lengthy delays in obtaining analytical results during 2007 hampered the Company's exploration efforts and planning. An arrangement has been made with a different ISO 9001 certified analytical laboratory for 2008, which the Company believes will result in more timely receipt of sample results.

Other Greenwood Area Exploration

No exploration of significance was conducted on other groups within the Greenwood Area holdings and costs allocated mainly relate to core storage, amortization and property maintenance. Costs of $1,704 (2007 - $716) during the period are attributed to the Phoenix Tailings property. Tam O'Shanter property costs of $2,943 (2007 - $2,784) relate to sample and core storage and the balance for fees and amortization expense. Costs of $435 (2007 - $122) relate to the Niagara Property and Arcadia (Skylark) property expenditures of $511 (2007 - $256) relate to office expense. Costs of $100 (2007 - $100) on the Haas property relate to annual quarry fees.

Recent encouraging assay results from other selected properties within the Greenwood Area Property indicate further work is required to determine potential for exploration where trenching and drilling will be considered.



Selected Annual Information and Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2006 and April 30, 2007 and with the Company's interim financial statements and related costs. The following table sets out financial information for the last 8 most recently completed quarters. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Net Income or (Loss) for the quarter	Basic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
3rd Quarter 2008	$ (462,492)	(0.02)	$ 960,512	$ 52,390
2nd Quarter 2008	(484,266)	(0.02)	986,344	46,707
1st Quarter 2008	(440,594)	(0.03)	470,672	54,904
4th Quarter 2007	(872,271)	(0.07)	215,426	766,899
3rd Quarter 2007	(127,210)	(0.01)	261,960	346,859
2nd Quarter 2007	(299,176)	(0.03)	277,020	347,720
1st Quarter 2007	(182,345)	(0.02)	219,994	22,553
4th Quarter 2006	(357,730)	(0.04)	369,542	20,792

Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the nine month period ended January 31, 2008.

For the current period, the Company experienced a net loss of $1,387,352 or $0.06 per share compared to a loss of $608,731 or $0.06 per share the previous year.

Operating expenses of $234,791 for the period, arising from general and administrative costs, (2007 - $261,117) decreased from the previous year. During the current period, travel & accommodation increased by $10,932, stock compensation costs were $51,407 (2007 - $93,107), office and sundry expense decreased by $4,337, accounting, audit and legal decreased by $18,807, licences, insurance and transfer agent fees increased by $15,251, management, salary & wages increased by $15,561 while advertising promotion and printing decreased by $1,400. Financial consulting decreased to 1,500 (2007 - $9,000).

Property exploration costs increased to $1,183,525 from $423,768 during the same period the previous year and the increase is attributed to higher exploration costs on the DHK WO Project and on property in the Greenwood Area. Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

The Company had working capital of $838,484 as at January 31, 2008 and has accumulated losses of $13,191,992. Since inception, the Company has been successful in funding its operations and at January 31, 2008 had net issued shares of 27,716,711 for net proceeds of $13,191,992 averaging $0.476 per share. Kettle River shares traded at $0.175 on March 26, 2008 and since May 1, 2007 just over 19 million shares of the Company have traded. There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.



Management changes during the period
There have been no management changes during the period.

Financing Activities and Stock Options

Refer to the complete details in the January 31, 2008 Financial Statement

Liquidity

The financial statements for the period ended January 31, 2008 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At January 31, 2008, Kettle River had working capital of $838,484 compared to working capital deficit of $623,421 at April 30, 2007.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2007 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 7 of the Financial Statements.

To an employee who is also a director, and on Oct. 24, 2005 appointed president, is paid $6,000 per month. A director is paid rental for providing storage facilities for exploration equipment and samples. Three directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses and another director who acts as a consultant to the company and charges $50/hour. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with directors in common, in consideration for a monthly fee of $1,500 and 50% of time and wages for support staff. Miscellaneous charges, like telephone, postage, travel are based on actual costs. At January 31, 2008, there is a receivable from New Nadina Explorations Limited for $245,399. Advances from directors and shareholders are unsecured and bear no interest. As at January 31, 2008, $92 is owed to directors.

Changes in Accounting Policies

The financial statements for the period ended January 31, 2008 followed the same accounting policies and methods of application used in the previous period presentation.

Other

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available on their website (under news) and at www.sedar.com.





Kettle River Resources Ltd. TSX venture-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756, Toll Free 1800 856 3966
Facsimile: 250 445 2259

News Release

KETTLE RIVER RECEIVES SOIL SAMPLE RESULTS AND ADDITIONAL TRENCH ASSAYS

February 19, 2008: Kettle River Resources Ltd. has received results from a fall 2007 soil sampling program at the Minnie Moore showing where several new targets for follow-up in 2008 have been outlined. A grid was established to cover an area 500 meters east-west by 1250 meters north-south, roughly centered on the Minnie Moore discovery outcrop. There was no previous soil geochemical coverage over much of this area, which is underlain by the favorable Triassic Brooklyn stratigraphy. Soil samples were collected at 12.5 meter intervals along 50 meter spaced, east-west trending grid lines. In total, 991 soil samples were collected and submitted to Acme Analytical Laboratory for gold and a multi-element ICP suite.

The Minnie Moore zone has a modest multi-element (Ag-Au-As-Se-Sb-Hg-Pb-Cu-Mo +/- Zn) soil geochemical signature of limited surface extent. Several anomalies, with similar geochemical signatures and of similar or larger magnitude and extent, were defined by the soil survey. The fall 2007 drill program was completed prior to receiving the soil geochemical results and as a result, drilling did not test the areas of best geochemical response from the soil survey. The strongest and largest soil anomaly is centred approximately 400 meters southwest of the Minnie Moore trenches, trends parallel to the Minnie Moore vein and measures approximately 300 meters by 100 meters in size. Several small outcrops of vuggy quartz veining in limestone, similar to the Minnie Moore discovery outcrop, were noted in this area during the 2007 field program, but no significant results were returned from samples collected. This area was not tested by the 2007 drill program. This area, as well as other similarly untested geochemical anomalies on the Minnie Moore grid, will be tested by trenching (where topography allows) and by diamond drilling during 2008. The Battle zone, 7 kilometers to the southwest of the Minnie Moore zone, will also be drilled in 2008.

Results from additional trench samples collected at the Minnie Moore epithermal silver-gold zone during the fall of 2007 have been received. The new trench sample results have returned up to 1,084 g/t Ag *(31.7 oz/t Ag)* and 1.63 g/t Au (0.05 *oz/t Au*) over a 4.0 meter (partial) true width across the vein.

Previously released results, for 5 lines of samples taken across the vein over a strike length of 40 meters, returned up to 1,469 g/t Ag (*42.9 oz/t Ag*) and 3.95 g/t Au (*0.12 oz/t Au*) over 4.2 meters (see KRR news release, December 20. 2007). The new trench results include an additional line of samples collected in Trench 1/3, to infill between sample lines 1 and 2 (see photo, www.kettleriver.com). New results also include an extension to the east end of sample line 5 (Trench 2).

Trench	Width (m)	Ag (g/t)	Au (g/t)	
Trench 1/3				
Sample line 1	8.5	414	0.88	*previously released*
including	4.5	652	1.61	*previously released*
Sample line 1A	**7.4**	**764**	**0.93**	*new assay data*
including	**4.0**	**1,084**	**1.63**	*new assay data*
Sample line 2	·5.8	432	0.55	*previously released*
including	0.8	1,362	2.54	*previously released*

Sample line 3	6.2	1,044	2.71	*previously released*
including	4.2	1,469	3.95	*previously released*
Trench 2				
Sample line 4	4.0	175	0.08	*previously released*
Sample line 5	**4.5**	**141**	**0.09**	*new assay data*
including	2.9	126	0.08	*previously released*

Samples were representative, continuous chip samples, collected across the true width of the mineralized zone, and were analyzed at Acme Analytical Laboratory for gold and a multi-element suite, by ICP-MS analysis. Subsequent fire assay was done on samples exceeding the ICP detection limit of 100 g/t for silver. A quality control-quality assurance program was implemented, including field duplicate samples and company inserted blanks and standards at regular intervals.

Linda Caron, M.Sc., P.Eng. is the Qualified Person under NI 43-101 who has supervised the 2007 work program and who has reviewed and approved the technical content of this news release. For additional information regarding the Minnie Moore zone, please refer to the company's news releases in Stockwatch on July 24, 2007, Aug 27, 2007, Oct. 29, 2007, Nov. 20, 2007, Dec. 20, 2007, and to the company's website.

Contact Larry Widmer (250) 878 5099 or Ellen Clements 1-800 856 3966

On Behalf of the Board,

"Signed"

Ellen Clements, Director
President & CEO



Kettle River Resources Ltd. TSX venture-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756, Toll Free 1800 856 3966
Facsimile: 250 445 2259

News Release

KETTLE RIVER RECEIVES MINNIE MOORE DRILL RESULTS, PLANS 2008 DRILL PROGRAM

February 20, 2008: Kettle River Resources Ltd. ("the Company") is pleased to announce that bids have been received for a minimum 4000 meter diamond drill program on the Greenwood area properties in southern B.C. and that a signed drill contract will be in place shortly. Drilling will begin in May, 2008 and will test the Minnie Moore and Battle zones. Lengthy delays in obtaining analytical results during 2007 hampered the Company's exploration efforts and planning. An arrangement has been made with a different ISO 9001 certified analytical laboratory for 2008, which the Company believes will result in more timely receipt of sample results.

The Company has received the results from the 10 hole, 1485 meter diamond drill program at the Minnie Moore zone, completed during the fall of 2007. Several zones of silicification, quartz-carbonate veining and argillic or advanced argillic alteration were intersected in the drilling. Analytical results failed to return values of similar silver and gold tenor to those from trenching. The best result, in hole MM07-5, was a 2 meter interval which returned 66.0 g/t Ag (*1.9 oz/t Ag*) and 0.2 g/t Au (*0.005 oz/t Au*).

Surface vein exposures, trace element geochemistry, and strength and extent of alteration seen in drill core, all suggest that the Minnie Moore vein is part of a large epithermal system. Drilling beneath the trenched vein exposures showed that the vein is cut-off at a depth of less than 10 meters below surface by a 50 meter thick post-mineral sill. Drilling tested for the vein beneath the sill, over a strike length of less than 100 meters to the north only from the trenches. Deeper drilling is required to test for the vein at depth beneath the sill, under the Trench1/3 and Trench 2 exposures. Drilling is similarly required to test for the vein to the south of the trenched exposures. Recently received results from a fall 2007 soil geochemical survey (see KRR news release, Feb 19, 2007) also show several targets for drill testing to the south of the trenches, as well as further north.

A total of 380 drill core samples were collected during the fall 2007 diamond drill program. Samples were shipped to Acme Analytical Labs in Vancouver for analysis for a gold and multi-element ICP-MS package (Acme Group 1FMS). Sample intervals were determined by mineralization and geology, but generally ranged from 1.0 to 3.0 meters. Core was sawn, with half-core samples submitted for analysis. Quality control measures, including company-inserted standards and blanks, were implemented in the program.

Diamond drilling will commence early in 2008 at the Battle zone, approximately 7 kilometers to the southwest of the Minnie Moore showing. The Battle zone is a new discovery resulting from the company's 2007 work program. The company had originally planned to drill-test the Battle zone during 2007. Road and drill site construction was completed, however due to drill availability the program could not be carried out before snow conditions made it impractical, given the steep topography.

As previously reported (KRR news releases - July 24, 2007, October 29, 2007) and shown below,

significant gold values were returned from rock sampling at the Battle zone during the 2007 prospecting and geological mapping program.

Sample	Au g/t	Au oz/t
40198	8.13	0.24
40370	14.33	0.42
40380	190.30	5.56
40381	16.57	0.48
40402	5.13	0.15
40403	14.97	0.44
40789	6.67	0.19

All rock samples from the Battle zone to date have been select grab samples, analysed at Assayers Canada in Vancouver for gold by fire assay/AA finish. Mineralization occurs as stockworking pyrite-quartz veinlets and as semi-massive pyrite-quartz shear zones, hosted within Triassic Brooklyn sharpstone conglomerate (host rocks at the Phoenix deposit). Mineralization has been found in outcrop, subcrop and in shallow historic exploration pits, intermittently over an area of 250 metres by 850 metres, approximately 800 metres south of the former Phoenix mine. Soil geochemistry in this area shows a large area of anomalous gold plus/minus arsenic in soils. During 1991, a single drill hole by Battle Mountain (Canada) Inc. was drilled to test a small portion of the Battle zone. This hole intersected several zones of elevated gold, including 14.7 g/t Au (*0.43 oz/t Au*) over 0.4 meters, 8.54 g/t Au (*0.25 oz/t Au*) over 0.7 meters, 3.63 g/t Au (*0.11 oz/t Au*) over 0.7 meters and 3.36 g/t Au (*0.10 oz/t Au*) over 1.0 meter. Apart from this single 1991 drill holes, the Battle zone is untested by drilling. The steep topography of the site makes it unsuitable for trenching.

Linda Caron, M.Sc., P.Eng. is the Qualified Person under NI 43-101 who supervised the 2007 drill program and who has reviewed and approved the technical content of this news release.

Contact Larry Widmer (250) 878 5099 or Ellen Clements 1-800 856 3966

On Behalf of the Board,

"Signed"

Ellen Clements, Director
President & CEO



Kettle River Resources Ltd. KRR:TSX-V

Phone: (250) 445-6756
Facsimile: (250) 445-2259
Toll Free: 1-800-856-3966

Box 130, 298 Greenwood Street
Greenwood, BC V0H 1J0
www.kettleriver.com

Lac de Gras Diamond Projects

DHK Diamonds Inc.

Kettle River Resources Ltd. owns 42.5% of DHK Diamonds Inc., a privately held company that owns diamond property at Pellatt Lake NWT and has retained a 1% NSR on the Monument Property at Lac de Gras, NWT as well as a 10.77% participating interest in the WO Diamond Project. In 2007, a 2,650 tonne bulk sample taken from the DO27 kimberlite pipe graded 0.89carat/tonne. The package included some larger stones (up to 9.45 carats) with a diamond valuation range of US$43 to US$70 per carat. AMEC Americas Ltd. has been contracted to complete the Preliminary Technical Assessment Report (PTA), providing the economic potential of the kimberlite.

New Nadina Explorations Limited

Kettle River owns 1.7M shares of New Nadina Explorations Limited (NNA:TSX-V), the operator and 57.49% owner of the Monument Diamond Project, located at Lac de Gras, NWT. New kimberlites are being found adding to the 8 known diamond bearing kimberlites on the property. In 2008, spring and summer diamond drilling programs will test the majority of the remaining targets. Kimberlites of the Monument Property form part of the Lac de Gras cluster and occur within 40 kilometres of both the Ekati Diamond Mine and Diavik Diamond Mines Ltd. which together produce a noteworthy percentage of the world's diamond production.

Financial Position

At October 31, 2007 the Company had unallocated working capital of $869,000. Unexercised warrants are currently 'in the money' with exercise prices ranging between $.25 and $0.40.

Shares Issued

28,646,711 shares issued
37,996,061 fully diluted
As of December 12, 2007

Greenwood Mining District

Kettle River Resources Ltd. (TSX-KRR) was formed in 1980 to explore the historic gold/copper rich properties in the Greenwood Mining District in southern British Columbia. The company owns a large land position within the Greenwood Mining District to the north of the Washington State border. Gold and copper were originally discovered in the area during the late 1800's. The Phoenix Mine produced an estimated 300,000 tons of copper and one million ounces of gold before it closed in 1977.

Minnie Moore

The Minnie Moore is a limestone-hosted epithermal siliceous breccia zone that was discovered during the Company's 2007 spring-summer exploration program. Trench sample line 3 had assays of 1,044 gram silver per tonne (30.5 oz/t) and 2.71 g/t gold (0.08 oz/t) over 6.2 meters (20.3 feet) which included a 13.8 foot higher grade zone running 42.9 oz/t silver and 0.12 oz/t gold. Results from the November 2007, 10 hole, 1,485 meter diamond drill program on this target are pending. Continued exploration will commence in early 2008.

Battle Zone

The Battle Zone covers an area of 250 meters by 850 meters wide and is approximately 1 km south of the former Phoenix mine. Mineralization occurs as stock working pyrite-quartz veinlets and as semi-massive pyrite-quartz shear zones within the same rocks that hosted the Phoenix deposit. A number of select grab samples taken from outcrop had values that exceeded 1 g/t Au including 190.3 g/t, 14.33 g/t, 8.13 g/t, and 6.67 g/t. Drilling is planned for the 2008 program.

Board of Directors

Ellen Clements, President and CEO
Larry Widmer, BComm, CFO
Stephen Levano, BA, MBA
Gerald Rayner, Geol., P.Eng.

END